May 2, 2003

Dear Sir or Madam:

RE:      METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 2, 2003.

1.	Proxy

2.	Supplemental Mailing List Request Form

3.	Notice of Annual and Special Meeting of Shareholders and Information Circular

4.	2002 Annual Report

5.	Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

Per:	Jennifer Tan Officer, Client Services

SUITE 420 120 Adelaide Street West TORONTO, ONTARIO M5H 4C3 TELEPHONE (416) 361-0152 FAX: (416) 361-0470 EMAIL:
info@equitytransfer.com